

December 20, 2019

Derek Dubner
Chief Executive Officer
Red Violet, Inc.
2650 North Military Trail
Suite 300
Boca Raton, FL 33431

>   **Re: Red Violet, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2018**
>   **Filed March 7, 2019**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2019**
>   **Filed November 7, 2019**
>   **File No. 001-38407**

Dear Mr. Dubner:

We have reviewed your December 17, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2019 letter.

Form 10-K for the Fiscal Period Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Use and Reconciliation of Non-GAAP Financial Measures, page 26

1. We note your response to our prior comment 2. Gross margin is defined in the FASB master glossary as the excess of sales over cost of goods sold. Companies that generate revenue through the use of internally developed software should include amortization of such amounts in cost of goods sold by analogy to ASC 985-20-45-1. While software companies may elect to exclude amortization and depreciation from their cost of sales on the face of their income statement by reference to SAB Topic 11.B, they must also remove

the measure of gross profit from the financial statements to avoid placing undue emphasis on cash flow. As such, presentation of a gross margin exclusive of amortization and depreciation, either on the income statement or in MD&A, is not a GAAP measure. Therefore, as previously requested, please reconcile this measure to the most directly comparable GAAP measure of gross profit, including amortization and depreciation, and include a balanced discussion of gross profit on a GAAP basis. Also, revise your disclosures to explain in detail how you use this measure and why you believe the measure is useful to investors. Refer to Item 10(e)(i)(1)(A) and (B) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs. In your response please provide a draft of the revised disclosures.

Form 10-Q for the Quarterly Period Ended September 30, 2019
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 15

2.   We note your response to our prior comment 4. Please revise to disclose how you determine that a user is "unique" and "active" for the purposes of calculating the number of FOREWARN users.

 You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding these comments.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joshua Weingard